

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Carley Kennedy
General Counsel
Holley Inc.
1801 Russellville Road
Bowling Green, Kentucky 42101

>   **Re: Holley Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 11, 2022**
>   **File No. 333-266779**

Dear Ms. Kennedy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed August 11, 2022

General

1.   Please be advised that we will not be in a position to declare your filing effective until all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2021 are resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Carley Kennedy
Holley Inc.
August 23, 2022
Page 2

       Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Jay Knight